

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2012

<u>Via Secure E-mail</u>
Walter Scott
Chief Executive Officer
GFI Software S.a r.l.
7A, rue Robert Stumper
L-2557 Luxembourg
Grand Duchy of Luxembourg

      Re: GFI Software S.a r.l.
               Amendment No. 2 to
               Confidential Draft Registration Statement on Form F-1
               Submitted July 27, 2012
               CIK No. 0001534271

Dear Mr. Scott:

      We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments. Please note that references to prior comments are to those provided in our letter dated June 29, 2012.

<u>General</u>

1.   We note 2011 news articles reporting that you signed an agreement with ComGuard, a company listed on your website as a distributor, to distribute and promote your products in several Middle East countries including Iran. We also note that Arvin Rayan Ertebat's LinkedIn profile reports that it is the official representative of your products in Iran. Iran is identified by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. We also note that your Form F-1 states that in 2011, 53% of billings were derived from Europe, the Middle East and Africa. Syria, located in the Middle East, and Sudan, located in Africa, are also identified as state sponsors of terrorism. We note that your Form F-1 does not provide disclosure about

these countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan, whether through subsidiaries, affiliates, resellers, distributors, or other direct or indirect arrangements. Your response should describe any products, components, technology or services you have provided to Iran, Syria and Sudan, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by their governments.

2.   Please discuss the materiality of your contacts with Iran, Syria and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Corporate Reorganization, page 44

3.   We note your response to prior comment 6 regarding the reasons for the pre-IPO corporate conversion. Please consider briefly describing these reasons in your prospectus.

Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 84

4.   We note your disclosure on page 88 that you granted 1.1 million options on June 29, 2012. We further note that you assigned an $8.39 fair value per common share underlying the June 29, 2012 options, which is presumably derived from the April 2012 valuation. Please update your disclosure to describe the basis for using the April 2012 valuation to determine the fair value of your common stock on the grant date.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Patrick Gilmore, Branch Chief – Accounting, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3457 with any other questions. If you thereafter require assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel